Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is November 18, 2013

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: November 18, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces public offering.

5.	Full Description of Material Change

The Company announces a marketed public offering of units (the “Units”) and flow-through units (the “Flow-Through Units”). The offering of the Units and the Flow-Through Units is referred to herein as the “Offering.”

Each Unit, at a price of $0.475 per Unit, will be comprised of one common share of the Company (a “Unit Share”) and one-quarter of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder thereof to acquire one common share of the Company (a “Warrant Share”) at an exercise price of $0.60 for the 36 months following the issuance of the Warrant.

Each Flow-Through Unit, at a price of $0.525 per Flow-Through Unit, will be comprised of one common share of the Company, which qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”) and one-quarter of one Warrant (each whole warrant, a “FT Warrant”). Each whole FT Warrant shall entitle the holder thereof to acquire one common share of the Company (a “FT Warrant Share”) at an exercise price of $0.60 for the 36 months following the issuance of the FT Warrant. (The exercise price of $0.6025 reflected in the preliminary prospectus supplement will be amended to $0.60 in the final prospectus supplement.)

The Offering will be conducted on a best efforts agency basis pursuant to an agency agreement to be entered into among the Company and a syndicate of agents led by Secutor Capital Management Corporation (collectively, the “Agents”). The Company expects to close the Offering by November 27, 2013.

The Company intends to use the net proceeds of the Offering to (a) make payments under the forward gold purchase agreement to which the Company is a party, (b) upgrade and refurbish the dry mill equipment at its Jerritt Canyon mill operations, (c) complete the development of the underground mine facilities at the Saval 4 property, (d) fund exploration activities at the Company’s Ketza River property from the net proceeds from the sale of Flow-Through Units, (e) fund bonding related to future reclamation obligations, and (f) fund general working capital.

The Company will apply to list the Unit Shares, the Flow-Through Shares, the Warrant Shares and the FT Warrant Shares issuable on exercise of the Warrants and FT Warrants on the Toronto Stock Exchange (the “TSX”). Listing will be subject to satisfying all of the requirements of the TSX. As this Offering is subject to market conditions, there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Offering will be made pursuant to a short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the “Canadian Securities Authorities”). A preliminary prospectus supplement containing important information relating to these securities has been filed with the Canadian Securities Authorities on November 15, 2013. The preliminary prospectus supplement is still subject to completion and amendment. A final prospectus supplement relating to the Offering will be filed with the Canadian Securities Authorities.

Copies of the preliminary prospectus supplement and, when available, the final prospectus supplement and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com or by directing a request to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the preliminary prospectus supplements, the short form base shelf prospectus or the registration statement.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this _26___ day of November, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO